Exhibit 21.1
Progenics Pharmaceuticals, Inc.
Subsidiaries of the Company

STATE OR COUNTRY OF
NAME	INCORPORATION
Excelsior Life Sciences Ireland Limited	Ireland
Progenics Life Sciences Limited	England and Wales
Progenics Pharmaceuticals Nevada, Inc.	Nevada
PSMA Development Company LLC	Delaware